Exhibit (a)(1)(F)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS PARTICIPATING IN

THE EXCHANGE OFFER CONFIRMING RECEIPT OF NOTICE OF ELECTION

Date:
To:
From:	support.com Inc.
Re:	Confirmation of Receipt of Notice of Election

This message confirms that we have received your Notice of Election. If your Notice of Election is properly completed and signed, and all eligibility requirements are met, we expect to accept your Eligible Options for exchange, subject to and upon the terms and conditions set forth in the Exchange Offer, promptly following the expiration of the Exchange Offer, which we expect will be at 5:00 p.m., Pacific Time, on August 21, 2009 (or a later date if we extend the offer) (such expiration date, the “Expiration Date”).

Unless you withdraw your tendered Eligible Options by delivering to us a properly completed and signed Notice of Withdrawal before 5:00 p.m., Pacific Time, on the Expiration Date, we will cancel your Eligible Options in exchange for New Options. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, promptly following the expiration of this exchange offer we will provide you with a confirmation letter confirming that your Eligible Options have been accepted for exchange and have been cancelled. Your Notice of Election may be withdrawn at any time by delivering a new properly completed and signed Notice of Election bearing a later date so long as we receive it before the expiration of the Exchange Offer.

You may change any previous election at any time, or revoke a previous election entirely by delivering a new properly completed and signed Notice of Election or Notice of Withdrawal to us. You may change your election as many times as you like, but your last election entered as of 5:00 p.m., Pacific Time, on the Expiration Date will serve as your final election and control the extent of your participation in the Exchange Offer.